Mail Stop 3561

June 27, 2007

Robert Meers, Chief Executive Officer
Lululemon Athletica Inc.
2285 Clark Drive
Vancouver, British Columbia
Canada, V6N 3G9

> **Re:** **Lululemon Athletica Inc.**
> **Amendment No. 1 and No. 2 to Registration Statement on Form S-1**
> **Filed June 11 and June 19, 2007**
> **File No. 333-142477**

Dear Mr. Meers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 2 in our letter dated May 30, 2007. It appears that although the holders of preferred stock will receive common stock on a pro rata basis, the actual number of shares of common stock to be received will be determined by the initial public offering price. Because you have not yet fixed a material term, it appears that the private placement was not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please revise your disclosure to address integration and also revise to identify the selling stockholders as underwriters.

Prospectus Summary, page 1

2. We note your response to comment 4 in our letter dated May 30, 2007. Please revise your disclosure to clarify that the statement is based on your belief.

Capitalization, page 41

3. Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor's understanding of the business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Dilution, page 43

4. We note you disclose pro forma net tangible book value as of April 30, 2007, to be approximately $4.1 million. Please reconcile the $44.49 million in common stockholders' equity as of April 30, 2007, to the $4.1 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

5. We note your response to comment 7 in our letter dated May 30, 2007. We further note that you expect net revenue growth to slow. Please provide more details concerning the reasons for the slowing, your expectation of how much you expect it to slow and any plans you have to manage this trend. Please also provide further analysis of how you plan to meet the other challenges you have listed and the relative risk poised by these trends to your earnings and cash flow. As written it is difficult for investors to weigh the potential impact of these challenges to your future performance.

Business, page 80

6. We note your response to comment 9 in our letter dated May 30, 2007. Please confirm that you did not commission these studies. If you commissioned any of these studies, you must file that expert's consent as an exhibit to the registration statement.

Compensation, page 98

Executive and Management Bonus Plans, page 101

7. We note your response to comment 14 in our letter dated May 30, 2007. We reissue our prior comment. Please provide a clearer disclosure of how difficult it will be for your executives to achieve their goals or how likely it will be for you to achieve the goals.

Notes to Financial Statements

Note 11 Equity Incentive Compensation Plans, page F-23

8. Please refer to prior comment 26 in our letter dated May 31, 2007. We note you estimated the Company's value at $778.4 million when options were last granted in December 2006 and January 2007 and that the current value is estimated at between $800 million and $900 million. Further, you stated that the reasons for the greater valuation of potentially over $100 million is due to stronger than forecasted comparable store sales in fiscal 2007, favorable exchange rate movement and appreciation in the US equity markets. Please explain, and quantify, in greater detail the events and/or factors that support the difference in value and revise your discussion to address the changes in the fair value of your stock instead of the total value of the Company. In this regard, for grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, provide us with the following information and expand your disclosures accordingly:

- for each option grant date (not aggregated by month or quarter), tell us the exercise price, the fair value of the stock, and the intrinsic value, if any, per option;

- a discussion of each significant factor contributing to the difference between the fair value of the stock as of the date of each grant for the options and the estimated IPO price of the common stock;

- whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;

- whether the valuation specialist was a related party; and, if so

- the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Note 12 Earnings Per Share, page F-30

9. It appears the line-item Income allocated to common stock equivalent stockholders for the quarter ended April 30, 2007 in the amount of $11,786,386 is a typographical error. Please revise the amount to reflect the appropriate allocation of net income.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Barry M. Abelson, Esq.
        John P. Duke, Esq.
        Pepper Hamilton LLP